UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

        Golar LNG Partners LP
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Partners LP dated November 18, 2011.

Exhibit 99.1

EARNINGS RELEASE - INTERIM RESULTS FOR THE PERIOD ENDED

SEPTEMBER 30, 2011

Highlights

•	Golar LNG Partners reports net income attributable to unit holders of $8.2 million and operating income of $26.2 million for the third quarter of 2011
•	Net income impacted by non-cash interest rate swap valuation loss of $8.7 million
•	Distributable cash flow generation $18.4 million for the third quarter of 2011
•	Increased dividend for the third quarter of $0.40 per unit
•	Successful completion of the Partnership’s first acquisition, Golar Freeze, shortly after quarter end

Financial Results Overview

Golar LNG Partners L.P (“Golar Partners” or the “Partnership”) reports net income attributable to unit holders of $8.2 million and operating income of $26.2 million for the third quarter of 2011, as compared to $10.4 million and $24.0 million for the third quarter of 2010.

Operating results were improved mainly due to an increase in revenue as a result of higher charter rates due to inflation escalators contained within the charters, in particular the two floating storage and regasification units (“FSRUs”) on charter to Petrobras, but also due to slightly lower operating costs. All vessels operated well throughout the quarter with 100 per cent utilisation.

Net financial expenses were higher at $14.9 million for the third quarter, compared to $10.9 million for the same period last year. This is principally due to an increased loss in respect of the mark-to-market valuation of interest rate swaps.

For accounting purposes, in accordance with U.S. GAAP, Golar Partners is required to recognize in the income statement market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives, as well as the retranslation of long-term lease balances denominated in British Pounds and the valuation of related currency swaps. These gains or losses do not affect cash flow or the calculation of distributable cash flow. They are unrealized gains or losses included in the income statement and will only become realized if a derivative or a lease is terminated. Other Financial Items in the third quarters of 2011 and 2010 reflect such losses. In respect of interest rate swaps, the unrealized loss was $8.7 million and $3.2 million in the third quarter of 2011 and 2010 respectively. In respect of net currency retranslation and currency swaps, the unrealized loss was $1.5 million in the third quarter of 2011 and $2.9 million in the third quarter of 2010.

The Partnerships Distributable Cash Flow1 for the third quarter at $18.4 million is a slight improvement from $18.2 million in the second quarter of 2011.

Golar Partners declared a dividend for the third quarter of $0.40 per unit, representing a 4% increase from the previous quarter’s distribution. The dividend was paid on November 14, 2011.

Golar Freeze Acquisition

In October, 2011, the Board was pleased to announce the acquisition of the floating storage and regasification unit (“FSRU”), Golar Freeze from Golar LNG Limited for a purchase price of $330 million.

The Golar Freeze is operating under a 10 year long-term contract with Dubai Supply Authority (“DUSUP”) with a remaining firm contract period of approximately 8.5 years. DUSUP has the right to extend the charter term for up to an additional five years.

During the firm contract period the expected contribution is approximately $46 million in additional annual revenues and approximately $8 million in annual Distributable Cash Flow based on the current financing structure.

Financing and Liquidity

As at September 30, 2011, the Partnership had cash and cash equivalents of $52.7 million and undrawn revolving credit facilities of $20 million. Total debt and capital lease obligations, net of restricted cash, was $418.0 million as of September 30, 2011.

The Golar Freeze acquisition was financed by the assumption of approximately $108 million of senior bank debt and with vendor financing provided by Golar LNG in the form of a loan in the amount of approximately $222 million.

Had the Golar Freeze drop down occurred as at September 30, 2011, the total debt and capital lease obligations, net of restricted cash, would have been $748 million including the $222 million vendor financing.

The senior bank debt that has been assumed has two tranches, the first of which matures in June 2015. The interest payable on the senior bank debt has been swapped to a fixed rate giving an all-in cost of approximately 4.0%. The vendor financing has a term of three years and a fixed interest rate of 6.75%. It is expected that the vendor financing will be refinanced prior to its maturity with third party debt and/or in connection with the acquisition of potential further assets from Golar LNG in the future.

As at September 30, 2011, Golar Partners had interest rate swaps with a notional outstanding value of $366 million representing approximately 88% of senior bank debt and capital lease obligations, net of restricted cash. In connection with the Golar Freeze acquisition in October 2011, the Partnership has acquired a further $108 million of interest swaps, increasing the total to $474 million. This would have represented approximately 90% of senior bank debt and capital lease obligations, net of restricted cash, as of September 30, 2011, after adjusting for the Golar Freeze senior bank debt. The average fixed interest rate of these swaps is approximately 2.8%. Average margins paid on outstanding debt, including the Golar Freeze debt in addition to the interest rate are approximately 1.5%.

1 Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Following the acquisition of Golar Freeze, the Partnership’s management recommended to the Board that the quarterly distribution rate be increased to $0.43 per common unit for the quarter ended December 31, 2011. As noted above the Board has decided to approve an earlier commencement of part of this increase, by increasing the third quarter dividend to $0.40 per unit, with the balance of the increase to be considered for the fourth quarter of 2011. An increase to $0.43 per unit represents an 11.7% increase in distribution.

The Golar Freeze transaction marked the first step in the Partnership’s growth strategy. Golar Partners also has an option to acquire the FSRU Khannur, which is contracted under an 11 year charter to Nusantara Regas (a joint venture between Pertamina and Indonesian gas distributor PGN) in Indonesia commencing in the first quarter of 2012. Golar Partners also has the right to acquire any of Golar LNG Limited’s LNG carriers and FSRUs that in the future obtain charters of greater than five years. In addition to the Khannur, Golar LNG’s current fleet consists of four modern LNG carriers, two older LNG carriers and a 50% share in a third, seven newbuilding LNG carriers ordered and two newbuilding FSRUs ordered.

The Partnership has entered into discussions with Golar LNG in connection with entering into mutually acceptable transactions in respect of LNG carriers that have charters for periods of less than 5 years. The Board believes that such transactions might provide interesting opportunities to grow Golar Partners at a faster rate. However, the Board will in this respect pay proper attention to any increased risk of lowering the Partnership’s average contract term.

The fundamental outlook for the LNG industry over the coming years is increasingly positive. LNG supply and demand are forecasted to grow strongly and this will require additional infrastructure including LNG carriers and FSRU’s. Added to this is the now firm expectation of LNG exports from the US with BG’s announcement of a 20 year supply contract with Cheniere Energy, which will require further shipping. The Board is therefore excited about the Partnership’s future prospects and the possibility to grow Golar Partner’s and increase quarterly distributions going forward.

November 17, 2011
Golar LNG Partners L.P.
Hamilton, Bermuda.

Questions should be directed to:
C/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo or Graham Robjohns

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

	2011	2010	2011	2011	2010
(in thousands)	July-Sept	July-Sept	Apr-Jun	Jan - Sept	Jan - Sept

Total operating revenues	$39,907	$38,576	$39,518	$117,314	$114,411
Vessel operating expenses	6,363	7,181	6,858	19,790	18,808
Voyage Costs	35	38	115	188	240
Administrative expenses	1,032	1,140	807	3,350	3,421
Depreciation and Amortization	6,318	6,196	6,349	18,915	18,396
Total operating expenses	13,748	14,555	14,129	42,243	40,865

Operating income	26,159	24,021	25,389	75,071	73,546

Financial income (expenses)
Interest income	379	695	280	1,017	2,037
Interest expense	(3,425)	(3,746)	(3,026)	(9,506)	(10,780)
Other financial items	(11,878)	(7,836)	(6,616)	(17,493)	(19,837)
Net financial expenses	(14,924)	(10,887)	(9,362)	(25,982)	(28,580)
Income before tax and non-controlling interests	11,235	13,134	16,027	49,089	44,966
Tax	(450)	(386)	(399)	(1,216)	(989)
Net income	10,785	12,748	15,628	47,873	43,977
Net income attributable to non-controlling interests	(2,539)	(2,335)	(2,506)	(7,424)	(7,012)
Net income attributable to Golar LNG Partners LP	8,246	10,413	13,122	40,449	36,965
Owners
General partner’s interest in net income	165	208	262	809	739
Limited partners’ interest in net income	8,081	10,205	12,860	39,640	36,226

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

	At September 30,	At December 31,
(in thousands)	2011	2010

ASSETS
Short-term
Cash and cash equivalents	$52,676	$29,341
Restricted cash and short-term investments	21,465	16,492
Other current assets	3,634	2,142
Long-term
Restricted cash	140,580	140,970
Vessels and vessels under capital leases, net	696,039	715,653
Other long term assets	4,501	16,468
Total Assets	918,895	921,066

LIABILITIES AND EQUITY
Short-term
Current portion of long-term debt	34,375	33,381
Current portion of obligations under capital leases	3,184	3,113
Other current liabilities	73,094	60,690
Amounts due to related parties	411	369

Long-term
Long-term debt	276,491	296,432
Obligations under capital leases	266,011	268,380
Other long-term liabilities	19,311	46,643
Total Liabilities	672,877	709,008

Equity
Owners’ equity	–	156,588
Total Partners’ capital	190,539	–
Accumulated other comprehensive income	(5,715)	–
Non-controlling interest	61,194	55,470

Total liabilities and equity	$918,895	$921,066

Golar LNG Partners LP
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASHFLOWS

(in thousands )	Nine months ended September 30,
	2011	2010

OPERATING ACTIVITIES
Net income	47,873	43,977

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,915	18,396
Amortization of deferred charges	348	335
Trade accounts receivable	35	165
Inventories	26	20
Prepaid expenses, accrued income and other assets	(1,440)	(1,200)
Amount due to/(from) from related companies	(468)	(7,152)
Trade accounts payable	160	84
Accrued expenses	(62)	(1,632)
Unrealized foreign exchange (losses) gain	109	(3,537)
Interest element included in obligations under capital leases	628	722
Other current liabilities	12,857	7,733
Net cash provided by operating activities	78,981	57,911

INVESTING ACTIVITIES
Additions to vessels and equipment	(55)	(723)
Restricted cash and short term investments	(4,959)	(4,724)
Net cash used in investing activities	(5,004)	(5,447)

FINANCING ACTIVITIES
Repayments of obligations under capital leases	(2,670)	(2,871)
Repayments of long-term debt	(18,947)	(18,033)
Non controlling interest dividend	(1,700)	(2,120)
Repayment of owners’ funding	(13,999)	(32,681)
Cash dividend paid	(13,326)	–

Net cash used in financing activities	(50,642)	(55,705)

Net increase (decrease) in cash and cash equivalents	23,335	(3,241)
Cash and cash equivalents at beginning of period	29,341	26,870
Cash and cash equivalents at end of period	52,676	23,629

As of April 13, 2011, the financial statements of the Partnership as a separate legal entity are presented on a consolidated basis. Prior to April 13, 2011, the results of operations, cash flow and balance sheet have been carved out of the consolidated financial statements of Golar LNG Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Partnership’s interests in the four vessels in its initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to April 13, 2011 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited combined financial statements for the year ended December 31, 2010 contained in the Registration Statement filed by Golar Partners with the U.S. Securities and Exchange Commission in connection with the IPO. These allocated costs have been accounted for as an equity contribution in the combined balance sheets.

APPENDIX A – RECONCILATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortisation, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, other non-cash items and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Golar Partners capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-trade partnerships to assist in evaluating a partnerships ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Golar Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

	Three months ended September 30, 2011	Three months ended June 30, 2011

(in thousands)

Net income	10,785	15,628
Add:
Depreciation and amortization	6,318	6,349
Unrealized loss from interest rate derivatives	8,745	4,617
Unrealized net loss from foreign exchange and related foreign currency derivatives	1,526	526

Less:
Estimated maintenance and replacement capital expenditures	(5,823)	(5,760)
(including drydocking reserve)
Non-controlling interests’ share of DCF before maintenance and replacement capital expenditure	(3,144)	(3,171)

Distributable cash flow	18,407	18,189

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	statements about FSRU and LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs and LNG carriers;
•	statements about Golar Partners and Golar LNG’s ability to retrofit vessels as FSRUs and the timing of the delivery and acceptance of any such retrofitted vessels;
•	Golar Partners anticipated growth strategies;
•	the effect of the worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	general market conditions, including fluctuations in charter hire rates and vessel values;
•	changes in Golar Partners operating expenses, including drydocking and insurance costs and bunker prices;
•	forecasts of Golar Partners ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;
•	Golar Partners future financial condition or results of operations and our future revenues and expenses;
•	the repayment of debt and settling of interest rate swaps;
•	Golar Partners ability to make additional borrowings and to access debt and equity markets;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by the Partnerships charterers;
•	Golar Partners ability to maintain long-term relationships with major LNG traders;
•	Golar Partners ability to purchase vessels from Golar LNG in the future;
•	Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;
•	Golar Partners ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to Golar Partners business;
•	availability of skilled labor, vessel crews and management;

•	Golar Partners anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;
•	estimated future maintenance and replacement capital expenditures;
•	Golar Partners ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	future sales of Golar Partners common units in the public market;
•	Golar Partners business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, Golar Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Partners LP (Registrant)

Date: November 18, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer